華潤創業有限公司

China Resources Enterprise, Limited

中期報告

2004

Interim Report



Better Life
Together

公司資料 CORPORATE INFORMATION

主席 / **Chairman**
寧高寧 / Ning Gaoning

副主席兼董事總經理 / **Deputy Chairman & Managing Director**
宋林 / Song Lin

副董事總經理 / **Deputy Managing Directors**
陳樹林 / Chen Shulin
喬世波 / Qiao Shibo
閻飈 / Yan Biao
姜智宏 / Keung Chi Wang, Ralph

執行董事 / **Executive Directors**
劉百成 / Lau Pak Shing
王群 / Wang Qun
鍾義 / Zhong Yi
鄺文謙 / Kwong Man Him

非執行董事 / **Non-Executive Directors**
蔣偉 / Jiang Wei
謝勝喜 / Xie Shengxi

獨立非執行董事 / **Independent Non-Executive Directors**
陳普芬 / Chan Po Fun, Peter
黃大寧 / Houang Tai Ninh
李家祥 / Li Ka Cheung, Eric

公司秘書 / **Company Secretary**
李業華 / Lee Yip Wah, Peter

核數師 / **Auditors**
德勤•關黃陳方會計師行 / Deloitte Touche Tohmatsu

股份過戶登記處 / **Share Registrars**
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

註冊辦事處 / **Registered Office**
香港灣仔港灣道26號
華潤大廈39樓

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong

目錄
Contents

財務概要
Financial Highlights

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零四年 (未經審核) 港幣千元 2004 (Unaudited) HK$'000	二零零三年 (未經審核) 港幣千元 2003 (Unaudited) HK$'000
營業額	Turnover	**22,640,634**	16,190,163
經營溢利	Profit from operations	**1,023,670**	651,381
應佔聯營公司業績	Share of results of associates	**230,822**	228,498
股東應佔溢利	Profit attributable to shareholders	**801,975**	749,733
每股盈利[1]	Earnings per share[1]	**HK$0.38**	HK$0.36
每股中期股息	Interim dividend per share	**HK$0.11**	HK$0.10

		於二零零四年六月三十日 (未經審核) 港幣千元 At 30 June 2004 (Unaudited) HK$'000	於二零零三年十二月三十一日 (經審核) 港幣千元 At 31 December 2003 (Audited) HK$'000
股東權益	Shareholders' funds	**14,054,540**	13,442,534
少數股東權益	Minority interests	**4,425,069**	3,858,801
綜合借款淨額	Consolidated net borrowings	**3,147,484**	2,856,490
負債比率[2]	Gearing ratio[2]	**17.03%**	16.51%
流動比率	Current ratio	**1.33**	1.29
每股資產淨值：	Net assets per share:		
賬面值	Book value	**HK$6.68**	HK$6.43

附註：

1. 每股盈利乃將股東應佔溢利除以各期間已發行股份之加權平均數計算。

2. 負債比率指綜合借款淨額與股東權益及少數股東權益之比例。

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.

2. Gearing ratio represents the ratio of consolidated net borrowings to shareholders' funds and minority interests.

營業額及溢利分析表
Analysis of Turnover and Profit

		截至六月三十日止六個月 For the six months ended 30 June	
		二零零四年 (未經審核) 港幣千元 **2004** **(Unaudited)** **HK$'000**	二零零三年 (未經審核) 港幣千元 2003 (Unaudited) HK$'000
各項業務之營業額	**Turnover by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**8,996,290**	5,978,428
零售	Retail	**6,873,481**	4,303,594
食品加工及經銷	Food Processing and Distribution	**2,692,170**	2,357,389
飲品	Beverage	**2,299,034**	1,908,632
紡織	Textile	**1,700,749**	1,410,521
物業	Property	**156,881**	142,627
投資及其他業務	Investments and Others	**—**	167,877
小計	**Subtotal**	**22,718,605**	16,269,068
對銷業務間之交易	Elimination of inter-segment transactions	**(77,971)**	(78,905)
總額	**Total**	**22,640,634**	16,190,163
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
石油及化學品經銷[1]	Petroleum and Chemical Distribution[1]	**148,319**	285,507
零售	Retail	**78,746**	(88,818)
食品加工及經銷	Food Processing and Distribution	**203,435**	175,461
飲品	Beverage	**57,029**	25,253
紡織	Textile	**45,795**	82,274
物業	Property	**166,891**	165,931
投資及其他業務	Investments and Others	**178,395**	167,581
小計	**Subtotal**	**878,610**	813,189
公司總部利息淨額及費用	Net corporate interest and expenses	**(76,635)**	(63,456)
總額	**Total**	**801,975**	749,733

附註：

1. 剔除於2003年因出售資產所得應佔溢利港幣1.43億元，石油及化學品經銷業務之淨利潤實際較去年同期增長4.2%。

Note:

1. Excluding the sharing of disposal gain of HK$143 million in 2003, net profit of petroleum and chemical distribution increased by 4.2% over the same period in 2003.

業績

本集團截至二零零四年六月三十日止六個月之未經審核綜合營業額及股東應佔溢利分別約達港幣22,640,600,000元和港幣802,000,000元，較上年同期增加39.8%和7.0%。按加權平均數基準計算，本集團每股盈利為港幣0.38元，對比二零零三年為港幣0.36元。若剔除於二零零三年六月三十日止半年本集團因出售所持香港國際機場航空燃料補給設施之權益所得的應佔溢利港幣143,200,000元，此中期股東應佔溢利之增長實為32.2%。香港消費氣氛改善、中國內地經濟持續增長、加上本集團不斷努力振興零售業務，均帶動經常性盈利出現強勁增長。

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30 June 2004 amounted to approximately HK$22,640.6 million and HK$802.0 million respectively, representing an increase of 39.8% and 7.0% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.38 compared to HK$0.36 in 2003. Excluding the sharing of a gain of HK$143.2 million from the disposal of our interest in the aviation fuel facility at the Hong Kong International Airport in the half year ended 30 June 2003, profit attributable to shareholders would have increased by 32.2% for this interim period. Improved consumer sentiment in Hong Kong, continuous growth of the Chinese Mainland economy and the Group's persistent efforts to revive the retail business have altogether led to a robust recurring profit growth.

中期股息

董事局已決議，於二零零四年十一月一日或前後向於二零零四年十月四日名列於本公司股東名冊之股東，派發截至二零零四年六月三十日止六個月之中期股息，每股港幣0.11元(二零零三年：每股港幣0.10元)。

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.11 per share for the six months ended 30 June 2004 (2003: HK$0.10 per share) payable on or about 1 November 2004 to shareholders whose names appear on the Register of Members of the Company on 4 October 2004.

暫停辦理股東過戶登記手續

本公司將於二零零四年十月四日至二零零四年十月八日(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零四年九月三十日下午四時三十分之前送達本公司之股份過戶處——標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

CLOSURE OF REGISTER

The Register of Members will be closed from 4 October 2004 to 8 October 2004, both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 September 2004.

前景

隨著本集團推行多項措施以精簡業務運作及提升盈利能力後，本集團核心盈利於二零零四年上半年錄得強勁增長。儘管二零零三年上半年受非典型肺炎影響，比較基數相對較低，但本期間大多數業務之盈利貢獻，尤其是零售、飲料、食品及物業業務，已超越二零零二年同期。我們落實執行的零售帶動分銷模式，已取得良好進展。

PROSPECTS

Following the introduction of various measures to rationalize business operations and boost profitability, the Group reported strong core profit growth in the first half of 2004. Despite a relative low base for comparison due to the impact of SARS in the first half of 2003, the profit contributions of most operations, notably retail, beverage, food and property, already exceeded the same period in 2002. Good progress has been made in the implementation of our retail-led distribution model.

超級市場業務已從二零零三年上半年非典型肺炎的影響中復甦，期內亦錄得帶來盈利之增長。經過積極的塑造模範，自本年初以來在華南及華北地區新開設的綜合超市，初步成績符合預期。本集團進一步增持蘇果超市之權益，預計將可為江蘇省一帶的超市業務帶來協同效應。香港零售市道漸見起色，加上本集團已終止經銷若干盈利能力較低的品牌，已令中國內地的品牌時尚產品經銷業務開始向好，本集團對本年餘下期間的業務表現持樂觀態度，相信零售業務將持續改善。

釀酒業務方面，本集團將繼續鞏固其在中國東北、華北、西南、華中、華東及華南地區之市場版圖。位於東莞的新啤酒廠將於十一月份動工興建，預期將於二零零六年初投產。本集團在安徽省收購兩間具競爭力的釀酒廠後，對集團區內現有的業務已發揮即時的協同效應和成本效益。為抵銷原料價格及燃料成本上升的影響，本集團已於六月開始提升部份地區的啤酒價格，以配合當地市場策略。我們的全國雪花品牌繼續錄得令人鼓舞的增長。為了進一步突顯雪花品牌之市場定位，新一輪的廣告攻勢已於七月展開，以「成長」作為推廣雪花品牌的主要思路，連繫個人成長過程中的喜悅和成就。

本集團旗下的食品加工及經銷業務，將繼續在中國內地肉類市場尋找合適投資機會，深圳和上海的兩個肉類加工中心，將分別於本年度下半年及明年投產。在目前的業務環境裡，預期紡織業務下半年將會面對一定的困難。紡織及成衣行業短期內的競爭仍會非常激烈，但隨著本集團有效落實技術改造計劃，加上棉價逐步回落，本集團對紡織業務的長遠發展仍然感到樂觀。石油及化學品經銷業務未受全球油價波動影響，中期業績表現理想。本集團將着重有效的對沖及存貨管理政策，並會繼續評估在中國內地的業務發展潛力。

The supermarket division has recovered from the SARS-affected first half of 2003 and reported a profitable growth during the period. After strenuous efforts in modelling, the new superstores opened in southern and northern China since the beginning of this year have achieved desired initial results. Further consolidation of our stake in Suguo is expected to drive synergies of the entire supermarket operations in Jiangsu Province. Together with the buoyant market environment in Hong Kong and a revived brand-fashion distribution business in the Chinese Mainland after terminating distribution of some low profitability brands, the Group is optimistic that its retail business would continue to show improvement in the remaining months of this year.

For brewery, the Group will continue to strengthen its market presence in the North Eastern, Northern, South Western, Central, Eastern and Southern region of the Chinese Mainland. Construction of a new brewery in Dongguan will commence in November and be operational in early 2006. There are already immediate synergies and cost benefits to our existing operations in Anhui Province following the acquisition of two competitive brewing plants in that district. To offset the impact of the increase in raw material prices and fuel costs, the Group has started to increase the beer prices in some areas in June, in line with the local marketing strategies. The growth of Snow, our national brand for beer, has been encouraging. To further differentiate the market positioning of Snow, a new advertising campaign was commenced in July promoting Snow as the brand associating with "life's progression" and, hence, linking the joy and achievements as one grows up.

Our food processing and distribution operation will continue to investigate the opportunities in the Chinese Mainland meat market and the two meat processing projects in Shenzhen and Shanghai will start contributions in the second half of this year and next year respectively. The textile operation is expected to be difficult in the second half of the year under prevailing business environment. Competition in the textile and garment industry will remain intense in the short term. However, with the efficiency improvement under our technology upgrade program and the gradual softening of cotton prices, the Group is still optimistic about the long term prospects of the textile division. The petroleum and chemical distribution business performed well during the interim period amidst volatile world oil prices. Sound hedging and inventory control practices will be emphasised and the Group will continually evaluate business development potential in the Chinese Mainland.

在香港，通縮逐漸消失，失業率下降，旅遊業因中國內地旅客日漸增加而轉趨蓬勃，商業及消費氣氛均告好轉。在中國內地，經濟一直維持高速增長，零售市場成為當中的受惠者。然而油價高企、利率上升、中國內地實施宏觀經濟調控及亞洲區近期爆發禽流感等因素，均對本集團構成挑戰。本集團將會繼續監察經營環境的變化，以務實的措施迎接挑戰，尤其注重通過整合市場、地區壟斷及建立品牌等方法，提高現有業務的業績水平。本集團實施零售帶動分銷模式，大力拓展中國內地及香港零售市場，帶動本集團的整體發展。本集團有信心在上半年的進展上，配合現有恰當的策略提升競爭能力，二零零四全年可望取得令人滿意的成績。

In Hong Kong, the gradual disappearance of deflation, improvement in the unemployment rate, flourishing tourism driven by the increase in visitors from the Chinese Mainland will nurture positive business and consumer sentiments. In the Chinese Mainland, the economy has continued to grow at a fast pace and the retail market has been one of the beneficiaries. However, surging oil prices, rising interest rates, macro economic control measures in the Chinese Mainland and the current outbreak of avian flu in the Asian region will pose challenges for the Group. We will monitor the changes in our operating environment and cope with the challenges pragmatically. Our focus will be on improving the performance of the existing businesses, especially via market consolidation, district dominance and brand building. The Group has rising exposure to the mainland and Hong Kong consumer market under our retail-led distribution model and this would drive our overall development. With the progress in the first half of the year and the strategies currently in place to enhance our competitiveness, we are positive that we will be able to achieve satisfactory results in 2004.

企業管治

本集團相信，要改進企業管治達致良好水平，管理層長遠承擔不可或缺，而各個委員會的特定功能，對強化內部監控的作用尤其舉足輕重。期內，審核委員會召開會議檢討本集團的財務及營運表現，同時討論經修訂或新頒佈的會計準則對披露財務資料的重大影響。薪酬委員會亦召開會議，為董事確立一個制度化而公平的薪酬制度，同時制訂獎勵計劃，吸引優秀人才加盟及留效。

此外，本集團改善企業管治水平的努力亦備受投資界的注目。本公司於四月號的亞洲金融雜誌(FinanceAsia Magazine)被評為中國「最佳管理公司」之一。本集團將會繼續致力提高公司管治、內部監控及財務披露水平。

CORPORATE GOVERNANCE

The Group believes that enhancing good corporate governance demands long-term commitment from management and that the distinctive roles and functions of different committees are important in strengthening internal control. During the period, the Audit Committee met to review the financial and operating performance of the Group as well as to discuss the impact and material implications of the revised or new accounting standards on the disclosure of financial information. The Compensation Committee also met to formulate a structured and fair remuneration system for directors and scheme of incentives for retaining and recruiting competent individuals.

Moreover, the Group's commitment in improving the standard of corporate governance had drawn the attention from the investment community. The Company was rated one of the "Best Managed Companies" in China by FinanceAsia Magazine in its April issue. The Group will continue to step up its work towards better governance, internal control and financial disclosure.

內部監控

本集團的內部監控制度對風險管理以及達成業務目標起著重要的作用。本集團的內部監控制度是為維護股東投資、保障本集團資產以及確保財務報表並無虛假而設的。從整體業務層面維持充份的內部監控制度並定期檢討制度的效能，乃屬董事局之責任。

INTERNAL CONTROL

The Group's internal controls system plays a key role in the management of risks that are significant to the fulfilment of business objectives. The Group's internal controls system has been designed to safeguarding shareholders' investments, protecting the Group's assets and assuring against material financial misstatements. The Board has overall responsibility for maintaining an adequate system of internal controls and conducts regular review of its effectiveness.

內部核數師已向董事局作出滙報，表示信納截至二零零四年六月三十日止六個月，本集團的內部監控制度能夠鑑別與監察與本集團有關的重大業務危機，並且本集團的資產在一般情況下已獲保障，不會在未經授權的情況下使用或出售，以及本集團已設置適當的會計記錄。

The internal auditors reported to the Board that for the six months ended 30 June 2004, they are satisfied that the Group's internal controls system has identified and monitored material business risks attributable to the Group and that assets are generally safeguarded against unauthorized use or disposition and proper accounting records are maintained.

投資者關係

本集團明白公開、公平及積極與投資者溝通的重要性。本集團於二月在上海出席投資者會議，詳細討論其零售帶動分銷模式取得的進展。於四月，本集團超市業務的管理層參與了全球路演，解釋本年度提高營運表現的執行計劃。本集團已與位處於美國、歐洲、新加坡及香港等地六十多家金融機構接觸，並取得理想的回應。

INVESTOR RELATIONS

The Group understands the importance of open, fair and proactive communication with investors. In February, the Group attended an investor conference in Shanghai to discuss in detail the progress of its retail-led distribution model. In April, management of the Group's supermarket business participated in a global roadshow to explain their action plan this year for optimizing its operational performance. Over 60 financial institutions in the US, Europe, Singapore and Hong Kong were visited with encouraging feedback.

社會責任

於期間內，本集團繼續參與不同慈善團體的活動，喚起社會公眾對貧困、失學、危疾或受難於災禍人士的關注及同情，為解決香港及中國內地社會的需要略盡綿力。本集團通過物業業務向一個兒童教育基金捐款，藉以支持青少年教育，培養年青人對求學的熱誠。本集團的長遠目標是盡力提升對客戶、僱員及股東的回報，同時以不同方式回饋社會。

SOCIAL RESPONSIBILITY

During the period, the Group continued to participate in activities initiated by different charitable organizations that work on various needs of the society in Hong Kong and the Chinese Mainland. These activities involved arousing public's concern or empathy towards people who suffer from poverty, lack of education, disease or hazards. Through our property division, the Group made a contribution to a children education fund in a hope to support youngsters in obtaining education and to foster their enthusiasm in striving for better education. It is the Group's on-going mission to maximize the return to its customers, employees and shareholders and at the same time, reward the society in various ways.

致謝

本人謹代表董事局，對股東及社會各界的鼎力支持，以及全體員工的出色表現、寶貴貢獻和忠誠服務，表示衷心謝意。

APPRECIATION

On behalf of the Board of Directors, I would like to thank our shareholders and the communities for their continual support and to all the staff for their outstanding performance, invaluable contributions and loyalty.

承董事局命
主席
寧高寧

香港，二零零四年九月二日

By order of the Board
NING GAONING
Chairman

Hong Kong, 2 September 2004

業務回顧

石油及化學品經銷

本集團的石油及化學品經銷業務主要是在香港及中國內地經銷石油、石油氣及化工品。本業務於截至二零零四年六月三十日止半年度的營業額為港幣8,996,300,000元，較去年同期上升50.5%。若剔除於二零零三年度因出售一間共同控制實體公司所持有在香港國際機場的航空燃料補給設施的權益而獲得一項應佔所得利益的進賬，則期內的未計公司總部利息及費用前純利為港幣148,300,000元，較二零零三年同期增長4.2%。

於回顧期內，全球石油價格上升至十年來的歷史性高位，帶動成品油及化工品價格較去年大幅攀升。強勁增長超過40%的成品油銷量有助於彌補因全球石油價格快速上漲而下滑的毛利率，對業務純利的穩定增長做出了貢獻。

與去年同期比較，成品油分銷業務錄得穩定盈利貢獻增長。儘管面對激烈的價格競爭壓力，本集團仍可取得多項燃料油及航空煤油的供應合同，成品油分銷業務仍然取得不俗的銷售量增長。由於油價高企，而售價調整機制滯後，導致航空煤油貿易業務的毛利率受到成本上漲拖累，大大抵銷因柴油及燃料油銷量上升所帶來的盈利。

於回顧期內，香港和中國內地的石油和石油氣加油站業務的盈利減少。毛利率下降是由於油價上漲，及香港加油站的石油氣價格調整機制滯後所致。

化工產品業務於本年度首六個月的盈利減少。進口化工品面對國內生產的化工品競爭，需調整定價方能保持在中國內地市場的需求量，化工業務的毛利率因而受到影響。

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

The Group's petroleum and chemical distribution operation is principally engaged in the distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland. Turnover of the operation for the half year to 30 June 2004 amounted to HK$8,996.3 million, an increase of 50.5% over the same period of last year. Excluding the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport in 2003, net profit before corporate interest and expenses for the period of HK$148.3 million increased by 4.2% over the same period in 2003.

During the period under review, world oil price soared to a decade high level leading to substantial increase in prices of oil and chemical products. A strong volume growth by above 40% of the oil products distribution helped compensate the decline in gross margins due to world oil price escalation and contributed to the steady growth in net profit of the operation.

The oil products distribution operation reported a steady improvement in profit contribution in comparison with the same period of last year. Despite competitive pricing pressure, the operation has enjoyed good volume growth assisted by secured supply contracts of fuel oil and aviation fuel. Gross margin of aviation fuel distribution was affected by increased cost due to high oil price and the time lag of price adjustment mechanism. This has largely offset the increase in profit from sales volume growth of diesel and fuel oil distribution.

The petrol and LPG station operation in Hong Kong and the Chinese Mainland reported a decline in profit for the period under review. Under the environment of escalating oil prices, the time lag effect in LPG price-fixing mechanism of Hong Kong filling stations hampered profit margin.

The chemical operation recorded a decline in profit during the first six months of the year. Gross margins were affected as imported chemical products had to be competitively priced over the domestic chemical products so as to maintain the demand in the Chinese Mainland market.

本集團於二零零三年八月與蘇州市政府合作，在蘇州經營管道燃氣業務，於回顧期內的營業額及純利貢獻理想。蘇州業務將繼續鋪設管道，直接輸送管道燃氣至蘇州新區的用戶。中國內地製造業持續增長、天然氣具備相對成本優勢、以及環保意識日漸提高等因素，均有利於中國內地燃氣業務的發展。本集團將審慎研究這方面的投資機遇，憑藉本集團的經驗，充份發揮競爭優勢。

The piped gas operation in Suzhou, established with the municipal government of Suzhou in August 2003, reported satisfactory turnover and net profit contribution for the period under review. It will continue to construct pipelines to provide direct connection of piped gas to end-users in Suzhou New District. The growing manufacturing industry, relative cost advantage of natural gas and increasing awareness of environmental protection would favour the development of gas fuel sector in the Chinese Mainland. Leveraging on its experience and competitive advantage, the Group would prudently look for investment opportunity in this sector.

展望未來，預期中國內地的經濟將繼續穩步發展，而成品油及化工產品的需求將仍然殷切。本集團將進一步擴展成品油產品的經銷網絡，並把握於中國內地燃氣業務的投資機會。鑑於全球油價繼續高企，本集團將採取審慎的存貨控制和對沖措施，以舒緩油價波動對業務表現的影響。

Looking forward, the Chinese Mainland economy is expected to maintain a steady growth momentum and the demand for oil and chemical products will remain strong. The Group will further enhance its distribution network of oil products and to capture investment opportunities in the gas fuel sector in the Chinese Mainland. While the world oil price continues to remain at a high level, the Group will take prudent inventory control and hedging measures to mitigate the possible impact of the oil price volatility on the business performance.

零售

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場業務；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。在回顧期內，零售業務總營業額達港幣6,873,500,000元，較去年同期增長59.7%。未計公司總部利息及費用前純利達港幣78,700,000元，較去年同期非典型肺炎爆發時的虧損港幣88,800,000元大為改善。

Retail

The Group's retail operation mainly comprises three business segments: (1) supermarket operation; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation. Turnover of the Group's retail operation during the period totalled HK$6,873.5 million, a 59.7% increase over the first six month of last year. The operation made a net profit before corporate interest and expenses of HK$78.7 million for the period under review. This was in marked contrast to the HK$88.8 million loss recorded in the same period of last year during the SARS outbreak.

於回顧期內，中國內地經濟仍持續穩定發展，本地消費也錄得增長。今年上半年，消費者購買力保持穩健增長，其中尤以經濟發達城市及周邊地區最為顯著。在本地消費力反彈和中國內地遊客激增的情況下，香港經濟穩步復甦，而零售業得以繼續增長。受惠於經濟回升，加上採取有效管理措施以提高超級市場營運效率，本集團的零售業務在營業額及盈利能力方面均取得可觀的增長。

During the period under review, the Chinese Mainland economy continued to grow steadily and domestic consumption remained buoyant. Consumer purchasing power, especially that in the urban and suburban regions remained robust in the first half of the year. Fuelled by rising domestic consumption and surging tourist arrivals from the Chinese Mainland, Hong Kong economy recovered moderately and retail sales continued to grow. Benefiting from an economic upswing and effective management measures to enhance operational efficiency of the supermarket operation, our retail operation reported marked improvement in both turnover and profitability.

超級市場

超級市場和物流業務營業額錄得顯著增長，達港幣5,893,200,000元，較去年同期上升73.8%。本業務未計公司總部利息及費用前純利為港幣40,200,000元，相對於二零零三年同期則淨虧損港幣66,100,000元。於上半年的未計息、稅、折舊及攤銷前綜合盈利(「EBITDA」)為港幣249,000,000元，對比去年同期虧損港幣10,300,000元。

本集團現時透過三家附屬集團公司經營超市業務，包括華潤萬家有限公司(「華潤萬家」)及蘇果超市有限公司(「蘇果超市」)，蘇果超市自二零零三年十月起已成為本公司之附屬公司。於二零零四年六月底，本集團經營近1,700間零售店舖，包括在香港經營超過80間標準超市，而在中國內地則經營18間大型超市，為數約330間標準超市、210間便利店、100間綜合超市，以及超過900間特許經營店舖。

營業額大幅上升，主要原因是在回顧期內合併了蘇果超市的營業額，及二零零三年第二季非典型肺炎爆發，拖低了大型超市的銷售。我們不斷努力提高商品質量和優化商品組合，以滿足顧客需求，對營業額的增長也有幫助。華東及華北的超市業務的同店增長錄得顯著上升。

由二零零三年十月起併入蘇果超市的業績，提升了超市業務的盈利。與去年同期相比，蘇果超市在營業額及盈利方面均錄得強勁增長。憑著有效的定價策略及優化商品組合，蘇果超市於回顧期內的同店增長及毛利率取得理想增幅。

包括通道費收入和進貨返利在內的來自供應商的收益是超市業務盈利的重要來源，自二零零三年第三季起新管理團隊實施新供應商回饋收入機制後得以顯著改善。今年上半年其它超市業務(包括華潤萬家)的這部份收益較去年同期大幅上升約54%，加上透過嚴格的成本控制措施令營運效率持續改善，從而降低營運費用，令回顧期內本業務的虧損大幅減少。

Supermarket

The supermarket and logistics operation reported a significant increase in turnover to HK$5,893.2 million, a 73.8% increase over the first six months of last year. Net profit before corporate interest and expenses was HK$40.2 million, compared with a net loss of HK$66.1 million for the corresponding period in 2003. Consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA") for the first six months of 2004 totalled HK$249.0 million, compared with a loss of HK$10.3 million for the same period in 2003.

The Group currently operates its supermarket business through three groups of subsidiaries, including 華潤萬家有限公司 China Resources Vanguard Co. Ltd. ("CR Vanguard") and 蘇果超市有限公司 Suguo Supermarket Co., Ltd. ("Suguo") which became a subsidiary of the Company in October 2003. By the end of June 2004, the Group operates a total of approximately 1,700 stores, including over 80 traditional supermarkets in Hong Kong, whilst 18 hypermarkets, about 330 traditional supermarkets, about 210 convenient stores, about 100 superstores and over 900 franchised stores in the Chinese Mainland.

The substantial increase in turnover was mainly attributable to the consolidation of turnover of Suguo for the period under review and the recovery of hypermarket sales from the outbreak of SARS in the second quarter of 2003. Persistent efforts to improve quality and variety of merchandises in our stores to satisfy the needs of customers also facilitated the growth in sales. A notable increase in same store growth was recorded for the operations in Eastern and Northern China.

The consolidated results of Suguo since October 2003 improved the net earnings of the supermarket operation. Suguo reported a strong growth in both turnover and profit as compared with the same period of last year. With its effective pricing strategy and optimised composition of merchandises, Suguo reported a favourable increase in same store growth and gross margins for the period under review.

Payment from suppliers, which includes volume incentives, store display and promotion income, is a significant source of profit contribution to the supermarket operation. Payment from suppliers of other existing supermarket operation (including CR Vanguard) increased substantially by about 54% as a result of the implementation of new supplier rebate system by new management team since the third quarter of 2003. Coupled with the reduced operational expenses resulted from continuous improvement in operational efficiency through on-going cost control measures, the net loss of the other existing supermarket operation reduced substantially for the period under review.

在回顧期內，蘇果超市和其它超市業務上半年的 EBITDA 分別為盈利港幣104,000,000元和盈利港幣61,500,000元，而其它超市業務去年同期的 EBITDA 為虧損港幣51,900,000元。

For the period under review, EBITDA of Suguo and other existing supermarket operation amounted to HK$104.0 million and HK$61.5 million (2003: a loss of HK$51.9 million), respectively.

隨著香港經濟環境改善，及經過香港進口往中國內地的冷藏食物被暫停，令倉儲需求保持上升，使得現有的倉儲業務持續錄得穩定的經營業績。連同來自新收購物流業務的貢獻，超市業務中的物流業務於本年上半年取得令人滿意的業績。

With the improving Hong Kong economic environment and growing demand for warehouse space due to tightening up of import of frozen foodstuff to the Chinese Mainland via Hong Kong, our existing godown business continued to report steady operating results. Together with the contribution from the newly acquired logistics business, the logistics operation under the supermarket operation recorded satisfactory results in the first half of the year.

為了配合本集團超市業務全新品牌戰略的推進，計劃於二零零五年底前在所有超級市場推出全新品牌標誌，惟蘇果超市旗下的超級市場除外。為了進一步增強顧客的忠誠度，本集團在自有品牌及拓展超市產品方面，將進行嚴謹的研究。

The Group is working ahead in the progress of the re-branding program of the operation and target to rename all supermarkets, except those under Suguo, by the end of 2005. In order to further enhance loyalty of our customers, the Group will carry out stringent study on the development of supermarket products under our own brand with good quality.

為形成江蘇省於超市業務之協同效應，本集團已於六月初與江蘇省果品食雜總公司達成收購協議，再收購蘇果超市24.25%股本權益，正待中華人民共和國商務部批准。為貫徹零售帶動分銷戰略，提高不同業務的協同營運效率，並充份把握中國內地加入世貿組織後承諾於今年年底前對外商投資零售業的限制放寬帶來的好處，本集團有意收購華潤萬家餘下的35%股權。完善的物流網絡和規模效益將進一步改善盈利能力，並加強本集團超市業務在中國內地富裕地區的市場領導地位。

In driving synergies of the entire supermarket operations in Jiangsu, the Group has entered into an acquisition agreement with 江蘇省果品食雜總公司 Jiangsu Foodstuff Co., Ltd. in early June to acquire an additional 24.25% equity interest in Suguo, subject to the approval of Ministry of Commerce of the People's Republic of China. To enhance operational efficiency among different operations of the Group as part of its retail-led distribution strategy and to take advantage of the relaxation of foreign ownership restriction before the end of this year following the Chinese Mainland's entry to the World Trade Organisation, the Group has an intention to acquire the remaining 35% interest in CR Vanguard. The expanded supply chain and the associated cost benefits will further improve profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.

儘管中國政府自年初以來實施宏觀調控政策，中國內地經濟預期仍將持續保持穩定增長，因此本集團對今年餘下期間零售業務持續改善相當樂觀。

Despite the implementation of macro economic tightening measures by the Chinese Government earlier this year, the Chinese Mainland economy is expected to sustain a steady growth. The Group is optimistic that its retailing business will continue to show improvement in the remaining months of this year.

品牌時尚產品經銷

本業務於上半年錄得港幣513,700,000元營業額，較去年同期增加15.0%。本業務未計公司總部利息及費用前純利為港幣14,100,000元，相對於二零零三年同期非典型肺炎爆發時則淨虧損港幣16,500,000元。

Brand-fashion distribution

The operation reported a turnover of HK$513.7 million for the first half year, an increase by 15.0% from the same period of last year. Net profit before corporate interest and expenses of the operation was HK$14.1 million, compared with a net loss of HK$16.5 million for the corresponding period in 2003 at the time of SARS outbreak.

於二零零四年六月底，本集團在中國內地指定城市，透過約690個自營店及特許經營店，經銷10個國際品牌。

By the end of June 2004, the Group distributed 10 international brands through approximately 690 self-operated and franchised stores at designated cities in the Chinese Mainland.

本年度上半年銷售情況取得增長，主要是「Esprit」品牌銷售額增加所致。由於店舖數量增加，以及大力宣傳以推廣品牌知名度，刺激了批發業務營業額增長，致使「Esprit」品牌營業額比二零零三年同期上升19.1%。期內對終止經營品牌的商品進行清倉促銷，降低了存貨水平，並改善了財務狀況。

The sales improvement in the first half of the year was mainly driven by the increase in sales of the "Esprit" brand. Turnover of the "Esprit" brand was 19.1% ahead of the same period in 2003, due to increased number of stores and effective promotion, which also stimulated growth in turnover of wholesales business. Clearance sales for the discontinued brands helped reduce inventory level and improve the financial performance of the operation.

其他零售店

在本年度上半年，本業務的營業額為港幣466,600,000元，維持穩定水平。本業務未計公司總部利息及費用前純利為港幣24,400,000元，反觀去年同期在非典肆虐期間則錄得淨虧損為港幣6,200,000元。

Other retail stores

The operation reported a steady turnover of HK$466.6 million in the first half of the year. Net profit before corporate interest and expenses of the operation was HK$24.4 million, compared with a net loss of HK$6.2 million for the SARS-affected same period of last year.

截至二零零四年六月底為止，本集團在香港經營一系列零售店，包括5間中藝、1間華潤百貨及29間華潤堂。

By the end of June 2004, the Group's chain of other retail stores in Hong Kong consists of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Stores 華潤百貨 and 29 CR Care Stores 華潤堂.

華潤百貨營業額下降，乃位於旺角中心的一間百貨店於二零零三年結業所致。其餘兩間百貨店上半年的營業額取得理想增長。隨著消費意欲進一步回升，本港內部消費情況有所改善，加上訪港內地旅客數目與日俱增，都成為推動銷售持續增長的動力。

The overall decline in department store turnover was due to the closure of Mongkok store in 2003. The remaining two stores in the first half of the year recorded satisfactory growth in turnover. Rising domestic consumption due to further recovery of consumer sentiment and surging tourist arrivals from the Chinese Mainland continued to be the driving forces for the sales improvement.

在二零零四年上半年，中藝業務的經營溢利有所改善，主要由於銷售額增長和改善商品組合提升了毛利率。位於軒尼詩道華潤百貨結業前的減價促銷錄得理想成績，對整體零售店營業額的增長和扭虧為盈均有幫助。華潤堂業務營業額錄得溫和增長，而因品牌活動宣傳開支增加，令其經營溢利輕微下降。

Chinese Arts & Crafts Stores 中藝 operation recorded an improved operating profit in the first half of the year. This was mainly driven by sales growth and gross margin growth due to change in sales mix. Satisfactory pre-closure sales of CRC Department Stores 華潤百貨 at Hennessy Road also helped contribute overall increase in turnover and a turnaround in profitability. Our CR Care Stores 華潤堂 operation recorded a moderate turnover growth with a reduction in operating profit due to increased promotion expenses for brand building.

本集團將會繼續在旗下超級市場內開設更多華潤堂，務求更充份發揮各業務間的協同效應，並會考慮在時機成熟時打入內地市場。

The Group will continue to open up more CR Care Stores 華潤堂 within our supermarkets to better leverage the synergies among our businesses and will consider the possibility of expanding into the Chinese Mainland market, when opportunity arises.

食品加工及經銷

在二零零四年首六個月，食品加工及經銷業務錄得營業額及未計公司總部利息及費用前純利分別為港幣2,692,200,000元及港幣203,400,000元，與去年同期比較分別增加14.2%及15.9%。若剔除因聯營公司 — 湖南新五豐股份有限公司之股份於二零零四年六月份在上海證券交易所成功上市而被視為出售部份權益的溢利，本業務在期內的盈利表現相對穩定。

食品經銷業務營業額較去年同期增長18.6%，純利貢獻穩定。經銷量增長不俗，此乃由於亞洲鄰近地區爆發禽流感，致令進口家禽減少，加上香港市民健康意識提高，均令質素較佳的品牌食品需求上升。本集團不斷大力宣傳「五豐」品牌優質鮮肉，並通過產品組合多元化、改良營銷策略以擴大凍肉經銷業務的客源，該等措施成為銷售量增長之主要動力。縱使收入不俗，但由於中國內地活畜價格攀升，使毛利率輕微下降。

遠洋捕撈和水產品加工業務的營業額及純利較去年同期增長8.6%及144.5%。本集團不斷努力開闢更多優質魚場，提高船隊捕撈能力，並拓展銷售網絡，此等行動對改善盈利能力均見成效。

上海的肉類加工中心正在興建中，進度良好。為實施本集團提升各業務間協同效應、進一步擴展中國內地肉食市場之策略，本集團於二零零四年四月與深圳市商貿投資控股公司簽訂協議，收購深圳市食品總公司的70%股權。本集團旨在整合深圳項目與香港市場業務，充份把握珠江三角洲地區發展的機遇，提高業務盈利能力。本集團預期，深圳和上海的肉類加工中心將分別在今年下半年和明年開始產生盈利貢獻。

飲品

在二零零四年上半年，飲品業務錄得營業額港幣2,299,000,000元，較去年同期上升20.5%，而未計公司總部利息及費用前純利為港幣57,000,000元，較去年同期增長125.8%。

Food Processing and Distribution

Food processing and distribution operation reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$2,692.2 million and HK$203.4 million respectively, representing an increase of 14.2% and 15.9% over the same period of last year. Excluding a deemed disposal profit from the dilution of our interests in an associated company, Hunan New Ng Fung Co., Ltd. upon the successful listing of the shares of the company on Shanghai Stock Exchange in June 2004, the performance of established businesses in the operation remained relatively stable during the period under review.

Foodstuff distribution operation reported a turnover growth by 18.6% over the same period of last year with a stable net profit contribution. The operation enjoyed good volume growth, fuelled by the decrease in imported poultry due to the outbreak of avian flu in the nearby Asian regions and the increasing health awareness of Hong Kong citizen that collectively stimulated demand for branded food with better quality. On-going promotion of high quality fresh meat under the 五豐 brand name and enrichment in product mix and refined marketing strategy to broaden customer base for frozen food distribution continued to be the driving forces of the sales volume growth of the operation. High revenues, however, were hampered by the soaring prices of livestock in the Chinese Mainland, leading to a slight decline in profit margin.

Marine fishing and aquatic products processing operation reported turnover and net profit growth by 8.6% and 144.5% over the same period of last year. The on-going efforts in exploring more high quality fishing grounds, enhancing catching capability of fishing fleets and expanding sales network have proven to be effective in improving profitability.

The meat-processing centre in Shanghai is under construction with good progress. In order to implement the Group's retail-led distribution strategy and further expand into the Chinese Mainland meat market, the Group entered into an agreement with Shenzhen Commerce & Trade Investment Holdings Co. in April 2004 for the acquisition of a 70% interest in Shenzhen General Food Corporation. The Group aims to integrate the Shenzhen project with those businesses in the Hong Kong market to take full advantage of the regional development in the Pearl River Delta and to enhance profitability. The Group expects that the two meat-processing projects in Shenzhen and Shanghai will start contributions in the second half of this year and next year respectively.

Beverage

Beverage operation reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$2,299.0 million and HK$57.0 million respectively, representing an increase of 20.5% and 125.8% over the same period of last year.

本業務的營業額和盈利增長，主要由於啤酒及純淨水業務的銷量增加所帶動，啤酒的銷量增加了17%，約達1,400,000千升，純淨水的銷量則增加了27%，約達200,000千升。不計新收購的釀酒廠，本業務在本年度上半年仍錄得約11%的內涵增長。四川、哈爾濱、湖北和大連等地區釀酒廠的銷量增長勢頭凌厲。為了刺激整體銷量，本業務採取有效的營銷策略，藉以加強分銷網絡的力量，提高對該等地區的零售店鋪和食肆的銷量。本業務位於四川的釀酒廠已成功打入鄰近地區的新市場，也有助回顧期內的銷量增長。

The increase in turnover and profitability of the operation was mainly driven by the growth in sales volume of beer by 17% to approximately 1.4 million kilolitres and purified water by 27% to approximately 0.2 million kilolitres. The organic growth of the sales volume of beer, which excludes newly acquired breweries, amounted to approximately 11% for the first six months of the year. Substantial sales volume growth was recorded by the breweries in Sichuan, Harbin, Hubei and Dalian region. To boost overall sales volume, effective marketing strategies were adopted to improve the distribution network so as to increase respective sales to retail shops and restaurants in these regions. Growth in sales volume was also helped by the successful entrance into neighbouring regions by our breweries in Sichuan.

儘管原料價格和燃料成本上揚，本業務的毛利率仍然維持與去年相若的水平，主要是由於產量增加，有助減低單位生產成本，以及改良產品結構所致。在回顧期內，利息開支大幅下降，主要是由於將人民幣貸款轉換成為美元貸款。本業務最近在浙江省收購一間釀酒廠，並於安徽省收購了兩間釀酒廠，這些釀酒廠為本業務帶來理想的業績貢獻，令純利得以明顯增長。

Despite the increase in raw material prices and fuel costs, gross margin was maintained at the same level as last year. It was mainly attributable to the increase in production volume that helped reduce unit production cost as well as the improvement in product mix. Interest expenses reduced substantially for the period under review primarily attributable to the swapping of Renminbi borrowings with US dollars borrowings. Coupled with the satisfactory results contributed by the newly acquired breweries, one brewery in Zhejiang Province and two breweries in Anhui Province, net profit of the operation improved substantially.

由於本業務大力推廣全國知名的「雪花」品牌策略非常成功，使得「雪花」品牌啤酒銷量較去年同期上升38%至近410,000千升，對比去年同期只有約300,000千升。

Owing to persistent efforts in promoting our national brand — "Snow", sales volume increased by 38% to approximately 410,000 kilolitres, compared with approximately 300,000 kilolitres for the same period of last year.

本業務最近在浙江省和安徽省收購多間釀酒廠後，令主要市場據點進一步伸展至華中以至華東地區。截至二零零四年六月底為止，本集團合共經營逾30間釀酒廠，年生產能力約達5,000,000千升。

The addition of the newly acquired breweries in Zhejiang and Anhui helps span our significant market presence across the Central and Eastern China region. By the end of June 2004, the Group operates a total of over 30 breweries with an annual production capacity of approximately 5.0 million kilolitres.

為抵消原料價格和燃料成本上漲的影響，在考量當地的營銷策略後，本集團於六月份提高了部份地區的啤酒售價。為推廣全國性品牌 —「雪花」啤酒的新一輪廣告攻勢已於七月展開。本集團在廣東省東莞投資約人民幣680,000,000元的新釀酒廠將於11月動工，預期將於2006年年初投產，年產能力最終將達300,000千升。本集團將會繼續專注建立品牌，豐富產品組合，並致力擴充中國內地的市場版圖。

To offset the impact of the increase in raw materials prices and fuel costs, the Group has started to increase the beer prices in some areas in June, in line with the local marketing strategies. A new advertising campaign was commenced in July promoting the national brand — "Snow". The Group will invest about RMB680 million in the construction of a new brewery at Dongguan, Guangdong Province in November and is expected to be operational in early 2006 with an ultimate capacity of approximately 300,000 kilolitres. The Group will continue to focus on brand building, enhance product mix and expand its market presence in the Chinese Mainland.

紡織

截至二零零四年六月三十日止上半年，紡織業務的營業額為港幣1,700,700,000元，較去年同期增加20.6%。未計公司總部利息及費用前純利為港幣45,800,000元，較去年同期減少44.3%。

本業務營業額有所增長，主要由於本集團在二零零三年收購的華潤錦華股份有限公司、南通華潤大生紡織有限公司及濟南華豐紡織有限公司帶來的業績貢獻，另外棉價高企驅使產品售價上揚，也帶動本業務的營業額增長。部份補償了由於兩間廠房搬遷新址暫停生產而拖低的銷售量。加上棉價上漲，導致毛利率下跌，以及採購棉花的財務成本增加，因此，本業務在本年度上半年錄得的純利下降。

在目前的經營環境下，預計下半年本業務經營仍會面臨困難。本集團將會繼續採取積極措施，以減輕棉價波動所造成的影響。技術改造的大部份機器將於今年下半年全面投產。本集團深信，技術改造計劃定可改善生產效率、提高紡織業務的產品質量，增強長期盈利能力。

物業

物業業務主要包括零售店鋪、辦公室和工業單位的收租物業，於二零零四年上半年分別錄得營業額港幣156,900,000元及未計公司總部利息及費用前純利港幣166,900,000元，較去年同期分別增加了10.0%及0.6%。

在回顧期內，本集團的收租物業錄得營業額及未計公司總部利息及費用前純利分別為港幣150,900,000元及港幣166,300,000元，較去年同期分別上升9.7%及15.7%。

由於物業市場氣氛好轉，零售物業的需求於回顧期內持續上升，零售店鋪的平均出租率維持94.7%的高水平，而工業單位的平均出租率則攀升至90.2%。本集團的投資物業繼續帶來穩定的租金收入。

Textile

Turnover of the textile operation for the half year to 30 June 2004 amounted to HK$1,700.7 million, an increase of 20.6% over the same period of last year. Net profit before corporate interest and expenses was HK$45.8 million, a decrease of 44.3% from the same period of last year.

The growth in turnover of the operation was mainly attributable to the initial contributions of 華潤錦華股份有限公司 China Resources Jinhua Co. Ltd., 南通華潤大生紡織有限公司 Nantong China Resources Dashen *Textiles Co., Ltd and* 濟南華豐紡織有限公司 *Jinan Hua Feng Textile Co., Ltd.*, all being acquired in 2003, as well as the increase in selling prices driven by the high cotton prices, and partially offset by a decline in sales volume as a result of temporary suspension of production of two factories due to relocation to new sites. Coupled with the reduction in gross margins due to the surge in cotton prices and the increase in finance cost for the purchase of cotton, the operation reported a decline in net profit in the first six months of the year.

The operation is expected to be difficult in the second half of the year under prevailing business environment. The Group will continue to take proactive measures to mitigate the effect of fluctuation of cotton price. Most of the machinery under the technology upgrade program will be fully operational in the second half of the year. The Group strongly believes that the technology upgrade program is poised to enhance production efficiency and product quality of the textile operation which will, in turn, improve the profitability in the long term.

Property

Property operation, mainly comprises the rental properties segment of retail, office and industrial premises, reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$156.9 million and HK$166.9 million respectively, representing an increase of 10.0% and 0.6% over the same period of last year.

For the period under review, the Group's rental properties segment recorded a turnover and net profit before corporate interest and expenses of HK$150.9 million and HK$166.3 million respectively, representing an increase of 9.7% and 15.7% over the same period of last year.

Due to the improved sentiment, demand for retail properties continued to pick up during the period under review. Average occupancy rate of retail premises remained high at 94.7% while industrial premises surged to 90.2%. The Group's investment properties continued to provide stable rental income.

本集團位於軒尼詩道的零售物業原先由華潤百貨租用，有關翻新工程已於二零零四年六月初展開，預計將於本年底前完工。

The renovation of the Group's retail property at Hennessy Road, previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete by end of the year.

投資及其他業務

繼預拌混凝土業務於二零零三年七月成功分拆後，截至二零零四年六月三十日止六個月，投資及其他業務並無錄得任何營業額（二零零三年：港幣167,900,000元），未計公司總部利息及費用前純利達港幣178,400,000元（二零零三年：港幣167,500,000元）。

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investments and others operation reported no turnover for the six month ended 30 June 2004 (2003: HK$167.9 million) and net profit before corporate interest and expenses amounted to HK$178.4 million (2003: HK$167.5 million).

貨櫃碼頭

本集團擁有 HIT Investments Limited 的10%權益。香港國際貨櫃碼頭的吞吐量及息稅前盈利分別較上年同期增加12%和5%。鹽田港的吞吐量增長20%，息稅前盈利則有22%增幅，反映二零零三年年底投入運作的鹽田港的第三期兩個新泊位提供的處理容量。鹽田港第三期的最後兩個泊位預計將於二零零四年下半年完成。

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported a growth of 12% in throughput and 5% in EBIT, compared to the same period of last year. Yantian port reported throughput growth of 20% and EBIT growth of 22%, reflecting new capacity from two new berths at Phase III which started operations at the end of 2003. The remaining two berths of Phase III in Yantian are expected to be completed in the second half of 2004.

資金及融資

本集團對剩餘資金採取中央管理政策，務求可更有效地控制資金運作，藉此減省融資成本。於二零零四年六月三十日，本集團的綜合現金及現金等值達港幣4,588,000,000元。本集團於二零零四年六月三十日的借貸為港幣7,735,000,000元，其中港幣2,670,000,000元於一年內到期，港幣4,973,000,000元於二至五年內到期，以及港幣92,000,000元於五年後到期。本集團於二零零四年六月三十日尚未動用的借貸備用額約港幣1,200,000,000元。除了230,000,000美元可換股擔保債券外，所有借貸均以浮動息率計算。

CAPITAL AND FUNDING

The Group's policy is to centralize surplus fund and financing requirements to achieve better treasury control and lower cost of funds. The Group's consolidated cash and cash equivalent as at 30 June 2004 amounted to HK$4,588 million. The Group's borrowings as at 30 June 2004 were HK$7,735 million with HK$2,670 million repayable within 1 year, HK$4,973 million repayable within 2 to 5 years and HK$92 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 June 2004, amounted to HK$1,200 million. Except for the US$230 million convertible guaranteed bonds, all the borrowings are subject to floating rates.

以本集團的借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約為17.0%（二零零三年十二月三十一日：16.5%）。

Calculated on the basis of the Group's net borrowing over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 17.0% (31 December 2003: 16.5%).

於二零零四年六月三十日，本集團的現金存款餘額中有17%以美元持有、45%以人民幣持有及36%以港幣持有。本集團借貸中35%以美元為單位、38%以人民幣為單位，而其餘則以港元為單位。為減低外滙兑換及利率波動的風險，本集團已訂立若干遠期合約以及利率調期合約，以對沖部份負債的風險。

As at 30 June 2004, 17% of the Group's cash deposit balances was held in US dollars, 45% in Renminbi and 36% in Hong Kong dollars. 35% of the Group's borrowings was denominated in US dollars and 38% in Renminbi with the remainder in Hong Kong dollars. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowings.

資本開支

本集團於截至二零零四年六月三十日止期間的資本開支約港幣1,300,000,000元，其中約65%用作添置固定資產，其餘用作收購零售帶動分銷戰略下的食品加工及經銷、飲品和紡織業務新項目。資本開支主要以源自經營業務的內部資源支付。

CAPITAL EXPENDITURE

During the period ended 30 June 2004, the Group spent approximately HK$1,300 million on capital expenditure, of which about 65% for fixed assets additions and the remaining for new acquisitions in food processing and distribution, beverage and textile operations, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations.

資產質押

於二零零四年六月三十日，本集團已抵押賬面淨值為港幣379,500,000元（二零零三年十二月三十一日：港幣357,800,000元）的固定資產，以獲取短期貸款港幣307,200,000元（二零零三年十二月三十一日：質押以獲取短期貸款港幣256,700,000元）以及長期貸款港幣56,400,000元（二零零三年十二月三十一日：質押以獲取長期貸款港幣56,400,000元）。

PLEDGE OF ASSETS

As at 30 June 2004, fixed assets with net book value of HK$379.5 million (31 December 2003: HK$357.8 million) are pledged for short term loans in the sum of HK$307.2 million (31 December 2003: pledged for short term of HK$256.7 million) and long term loans in the sum of HK$56.4 million (31 December 2003: pledged for long term loan of HK$56.4 million).

或然負債

於二零零四年六月三十日，本集團並無任何重大或然負債。

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 30 June 2004.

僱員

於二零零四年六月三十日，本集團除聯營公司以外聘用近80,000人，其中超過90%在中國內地僱用，其餘的主要駐守香港。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並以各種獎勵計劃吸引、留住及鼓勵表現突出的員工，包括授出作為長期獎勵計劃的購股權，使僱員利益與股東利益掛鈎。

EMPLOYEES

As at 30 June 2004, the Group, excluding its associated companies, employed approximately 80,000 people, of which over 90% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with various incentive schemes to attract, retain and motivate good employees. In particular, share option has been used as a longer term incentive to align interests of employees to those of shareholders.

承董事局命
副主席兼董事總經理
宋林

香港，二零零四年九月二日

By order of the Board
SONG LIN
Deputy Chairman and Managing Director

Hong Kong, 2 September 2004

簡明綜合損益表
Condensed Consolidated Profit and Loss Account

截至二零零四年六月三十日止六個月 For the six months ended 30 June 2004

		附註 Notes	二零零四年 (未經審核) 港幣千元 **2004 (Unaudited) HK$'000**	二零零三年 (未經審核) 港幣千元 2003 (Unaudited) HK$'000
營業額	Turnover	3	**22,640,634**	16,190,163
銷售成本	Cost of sales		**(18,764,232)**	(13,168,155)
毛利	Gross profit		**3,876,402**	3,022,008
其他收益	Other revenue		**201,862**	145,134
銷售及分銷費用	Selling and distribution expenses		**(2,063,330)**	(1,734,989)
一般及行政費用	General and administrative expenses		**(991,264)**	(780,772)
經營溢利	Profit from operations		**1,023,670**	651,381
財務成本	Finance costs	4	**(134,950)**	(128,552)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity		**—**	143,177
應佔聯營公司業績	Share of results of associates		**230,822**	228,498
除稅前溢利	Profit before taxation	5	**1,119,542**	894,504
稅項	Taxation	6	**(117,557)**	(70,202)
除稅後溢利	Profit after taxation		**1,001,985**	824,302
少數股東權益	Minority interests		**(200,010)**	(74,569)
股東應佔溢利	Profit attributable to shareholders		**801,975**	749,733
每股盈利	Earnings per share	8		
基本	Basic		**HK$0.38**	HK$0.36
攤薄	Diluted		**HK$0.37**	HK$0.36

簡明綜合資產負債表
Condensed Consolidated Balance Sheet

		附註 Notes	二零零四年六月三十日 (未經審核) 港幣千元 **At 30 June 2004 (Unaudited) HK$'000**	二零零三年十二月三十一日 (經審核) 港幣千元 At 31 December 2003 (Audited) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	9	**15,971,284**	14,820,474
無形資產	Intangible assets	10	**1,653,009**	1,548,261
於一間共同控制實體之權益	Interest in a jointly controlled entity		**54,901**	54,901
於聯營公司之權益	Interests in associates		**1,851,638**	1,815,989
其他投資	Other investments		**183,304**	164,780
預付款項	Prepayments		**574,735**	458,400
遞延稅項資產	Deferred taxation assets		**155,898**	141,379
			20,444,769	19,004,184
流動資產	**Current assets**			
存貨	Stocks		**4,728,074**	4,303,823
貿易及其他應收款項	Trade and other receivables	11	**4,178,002**	4,192,122
可退回稅項	Taxation recoverable		**23,907**	25,775
已質押銀行存款	Pledged bank deposits		**68,499**	3,454
現金及銀行結存	Cash and bank balances		**4,519,297**	3,783,264
			13,517,779	12,308,438
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	12	**(7,308,525)**	(6,914,248)
短期貸款	Short term loans		**(2,670,025)**	(2,458,493)
應付稅項	Taxation payable		**(202,634)**	(155,417)
			(10,181,184)	(9,528,158)
流動資產淨值	**Net current assets**		**3,336,595**	2,780,280
總資產減流動負債	**Total assets less current liabilities**		**23,781,364**	21,784,464
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(5,065,255)**	(4,184,715)
遞延稅項負債	Deferred taxation liabilities		**(236,500)**	(298,414)
			18,479,609	17,301,335
少數股東權益	**Minority interests**	13	**(4,425,069)**	(3,858,801)
			14,054,540	13,442,534
資本及儲備	**Capital and reserves**			
股本	Share capital		**2,103,602**	2,089,728
儲備	Reserves		**11,950,938**	11,352,806
			14,054,540	13,442,534

簡明綜合現金流量表
Condensed Consolidated Cash Flow Statement

截至二零零四年六月三十日止六個月 For the six months ended 30 June 2004

		二零零四年 (未經審核) 港幣千元 **2004 (Unaudited) HK$'000**	二零零三年 (未經審核) 港幣千元 2003 (Unaudited) HK$'000
經營活動之現金流入淨額	Net cash inflow from operating activities	**1,073,881**	664,448
用於投資活動之淨現金	Net cash used in investing activities	**(1,092,976)**	(487,672)
融資活動之現金流入淨額	Net cash inflow from financing activities	**754,156**	228,375
淨現金及現金等值增加	Net increase in cash and cash equivalents	**735,061**	405,151
滙率調整之影響	Effect on foreign exchange rate changes	**1,014**	—
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**3,783,214**	3,907,608
於六月三十日之現金及現金等值	Cash and cash equivalents at 30 June	**4,519,289**	4,312,759
現金及現金等值結餘之分析	Analysis of the balances of cash and cash equivalents		
現金及銀行結存	Cash and bank balances	**4,519,297**	4,312,759
銀行透支	Bank overdrafts	**(8)**	—
		4,519,289	4,312,759

簡明綜合股東權益變動表

Condensed Consolidated Statement of Changes in Equity

截至二零零四年六月三十日止六個月 For the six months ended 30 June 2004

		股本 港幣千元 Share capital HK$'000	股份溢價 港幣千元 Share premium HK$'000	資本儲備 港幣千元 Capital reserve HK$'000	滙兑儲備 港幣千元 Exchange reserve HK$'000	一般儲備 港幣千元 General reserve HK$'000	保留溢利 港幣千元 Retained profits HK$'000	總額 港幣千元 Total HK$'000
滙率調整	Exchange rate adjustments	—	—	—	532	—	—	532
未於簡明綜合損益表內確認之盈餘淨額	Net gain not recognised in the condensed consolidated profit and loss account	—	—	—	532	—	—	532
行使購股權	Exercise of share options	13,874	90,239	—	—	—	—	104,113
發行股份費用	Share issue expenses	—	(125)	—	—	—	—	(125)
因出售附屬公司之調撥	Released due to disposal of subsidiaries	—	—	—	(14)	—	—	(14)
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	801,975	801,975
股息	Dividends	—	—	—	—	—	(294,475)	(294,475)
轉撥	Transfer	—	—	—	—	3,323	(3,323)	—
股東權益變動淨額	Net changes in equity	13,874	90,114	—	518	3,323	504,177	612,006
於二零零四年一月一日之結餘	At 1 January 2004	2,089,728	10,406,273	(5,655,050)	3,993	33,096	6,564,494	13,442,534
於二零零四年六月三十日之結餘	At 30 June 2004	2,103,602	10,496,387	(5,655,050)	4,511	36,419	7,068,671	14,054,540
滙率調整	Exchange rate adjustments	—	—	—	(363)	—	—	(363)
未於簡明綜合損益表內確認之虧損淨額	Net losses not recognised in the condensed consolidated profit and loss account	—	—	—	(363)	—	—	(363)
因出售附屬公司之調撥	Released due to disposal of subsidiaries	—	—	—	80	—	—	80
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	749,733	749,733
股息	Dividends	—	—	—	—	—	(270,453)	(270,453)
轉撥	Transfer	—	—	—	—	1,989	(1,989)	—
股東權益變動淨額	Net changes in equity	—	—	—	(283)	1,989	477,291	478,997
於二零零三年一月一日之結餘	At 1 January 2003	2,080,405	10,348,435	(5,775,827)	8,218	13,600	6,263,945	12,938,776
於二零零三年六月三十日之結餘	At 30 June 2003	2,080,405	10,348,435	(5,775,827)	7,935	15,589	6,741,236	13,417,773

一. 簡明財務報告編製基準

本中期財務報告已遵照香港會計實務準則（「會計實務準則」）第二十五號《中期財務申報》編製。

1. Basis of Preparation of the Condensed Financial Statements

The interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting".

二. 主要會計政策

本中期財務報告已採用歷史成本法編製，並已為重估投資物業作出調整。

本中期財務報告編製時所用的會計政策，均與編製截至二零零三年十二月三十一日止年度之全年財務報告所用者相同。

2. Principal Accounting Policies

The interim financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties.

The accounting policies used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2003.

三. 營業額及分類資料

3. Turnover and Segment Information

主要申報規格 — 按業務劃分

Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	物業 Property 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零四年六月三十日止六個月	**For the six months ended 30 June 2004**									
收益	**REVENUE**									
對外銷售	External sales	8,996,290	6,849,012	2,658,661	2,299,034	1,700,749	136,888	—	—	22,640,634
業務間銷售	Inter-segment sales	—	24,469	33,509	—	—	19,993	—	(77,971)	—
		8,996,290	6,873,481	2,692,170	2,299,034	1,700,749	156,881	—	(77,971)	22,640,634
其他收益	Other revenue	14,289	42,707	47,830	15,073	42,331	7,715	—	—	169,945
		9,010,579	6,916,188	2,740,000	2,314,107	1,743,080	164,596	—	(77,971)	22,810,579
分類業績	**Segment result**	179,756	153,579	258,527	212,970	88,435	132,821	(111)	—	1,025,977
未經分攤之公司支出	Unallocated corporate expenses									(34,224)
利息收入	Interest income									31,917
經營溢利	Profit from operations									1,023,670
財務成本	Finance costs									(134,950)
應佔聯營公司業績淨額	Share of net results of associates	4,672	—	23,671	—	2,012	—	164,993	—	195,348
稅項	Taxation									(82,083)
除稅後溢利	**Profit after taxation**									1,001,985

三. 營業額及分類資料(續) 3. Turnover and Segment Information (continued)

主要申報規格 — 按業務劃分(續) Primary reporting format — business segments (continued)

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK$'000	零售 Retail 港幣千元 HK$'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK$'000	飲品 Beverage 港幣千元 HK$'000	紡織 Textile 港幣千元 HK$'000	物業 Property 港幣千元 HK$'000	投資及其他業務 Investments and Others 港幣千元 HK$'000	對銷 Elimination 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零三年六月三十日止六個月	**For the six months ended 30 June 2003**									
收益	**REVENUE**									
對外銷售	External sales	5,978,428	4,279,328	2,338,091	1,908,632	1,410,521	107,286	167,877	—	16,190,163
業務間銷售	Inter-segment sales	—	24,266	19,298	—	—	35,341	—	(78,905)	—
		5,978,428	4,303,594	2,357,389	1,908,632	1,410,521	142,627	167,877	(78,905)	16,190,163
其他收益	Other revenue	7,075	32,345	28,759	8,563	29,812	3,746	763	—	111,063
		5,985,503	4,335,939	2,386,148	1,917,195	1,440,333	146,373	168,640	(78,905)	16,301,226
分類業績	**Segment result**	166,733	(112,324)	216,613	132,254	100,823	137,643	6,387	—	648,129
未經分攤之公司支出	Unallocated corporate expenses									(30,819)
利息收入	Interest income									34,071
經營溢利	Profit from operations									651,381
財務成本	Finance costs									(128,552)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity	143,177	—	—	—	—	—	—	—	143,177
應佔聯營公司業績淨額	Share of net results of associates	3,980	5,079	22,809	—	4,342	—	152,163	—	188,373
稅項	Taxation									(30,077)
除稅後溢利	**Profit after taxation**									824,302

三. 營業額及分類資料(續) 3. Turnover and Segment Information (continued)

次要申報規格 — 按地區劃分 Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零四年六月三十日止六個月	For the six months ended 30 June 2004				
分類收益	Segment revenue				
營業額	Turnover	8,979,223	11,507,892	2,153,519	22,640,634
其他收益	Other revenue	68,263	99,473	2,209	169,945
		9,047,486	11,607,365	2,155,728	22,810,579
截至二零零三年六月三十日止六個月	For the six months ended 30 June 2003				
分類收益	Segment revenue				
營業額	Turnover	7,017,823	7,967,268	1,205,072	16,190,163
其他收益	Other revenue	67,144	37,920	5,999	111,063
		7,084,967	8,005,188	1,211,071	16,301,226

四. 財務成本 4. Finance Costs

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
融資租約利息	Interest on finance leases	**816**	1,162
須於五年內悉數償還之銀行貸款及其他貸款之利息	Interest on bank loans and other loans wholly repayable within five years	**111,446**	107,089
不須於五年內悉數償還之其他貸款之利息	Interest on other loans not wholly repayable within five years	**2,985**	3,290
融資支出	Financing charges	**19,703**	17,011
		134,950	128,552

五. 除税前溢利 5. Profit Before Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
除税前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
折舊	Depreciation of		
一 自置資產	— Owned assets	**528,397**	469,732
一 按融資租約持有之資產	— Assets held under finance leases	**2,646**	2,524
攤銷	Amortisation of		
一 商譽（包括在一般及行政費用內）	— Goodwill (included in general and administrative expenses)	**50,565**	39,077
一 商譽以外之無形資產	— Intangible assets other than goodwill	**6,431**	5,149
已確認之固定資產減值虧損	Impairment losses recognised on fixed assets	**—**	6,846
並已計入：	**And after crediting:**		
來自非上市其他投資之股息	Dividends from unlisted other investments	**1,846**	2,054
所確認之負商譽（包括在其他收益內）	Negative goodwill recognised (included in other revenue)	**6,773**	6,072

六. 稅項　6. Taxation

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004 HK$'000**	二零零三年 港幣千元 2003 HK$'000
本期間稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**75,723**	80,783
聯營公司	Associates	**26,210**	22,596
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**82,867**	19,843
聯營公司	Associates	**9,254**	14,009
海外	**Overseas**		
附屬公司	Subsidiaries	**(43)**	41
		194,011	137,272
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**(60,819)**	(43,884)
聯營公司	Associates	**10**	3,520
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**(15,645)**	(26,706)
		117,557	70,202

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零三年：17.5%)計算。中國內地附屬公司及聯營公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

七. 股息　　7. Dividends

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
二零零三年已付之末期股息 每股普通股港幣0.14元 （二零零二年：港幣0.13元） （附註：甲）	2003 final dividend, paid, of HK$0.14 (2002: HK$0.13) per ordinary share (Note a)	**294,475**	270,453
		294,475	270,453

（甲）董事於二零零四年四月七日舉行會議，擬就截至二零零三年十二月三十一日止年度派末期股息每股普通股港幣0.14元。股東隨後於二零零四年六月二日批准該建議。

(a) At the meeting held on 7 April 2004, the directors proposed a final dividend of HK$0.14 per ordinary share for the year ended 31 December 2003. Such proposal was subsequently approved by shareholders on 2 June 2004.

（乙）董事於二零零四年九月二日宣派中期股息每股普通股港幣0.11元（二零零三年九月：中期股息每股普通股港幣0.10元）。根據截至本報告日之已發行股份數目計算，股息總額估計約港幣231,580,000元（二零零三年：港幣208,120,000元）。

(b) On 2 September 2004, the directors declared an interim dividend of HK$0.11 per ordinary share (September 2003: Interim dividend of HK$0.10 per ordinary share). Based on the number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$231,580,000 (2003: HK$208,120,000).

八. 每股盈利 8. Earnings Per Share

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 2004 HK$'000	二零零三年 港幣千元 2003 HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	**801,975**	749,733
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**36,106**	34,352
用以計算每股攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating diluted earnings per share	**838,081**	784,085

		二零零四年 2004	二零零三年 2003
股份數目	**Number of shares**		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,099,115,270**	2,080,405,215
對普通股構成之潛在攤薄影響	Effect of dilutive potential ordinary shares		
— 可換股債券／購股權	— Convertible bonds/ Share options	**149,821,297**	119,595,400
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,248,936,567**	2,200,000,615

九. 固定資產 9. Fixed Assets

		港幣千元 HK$'000
於二零零四年一月一日之賬面淨值	Net book value at 1 January 2004	14,820,474
收購附屬公司時轉入	Relating to acquisition of subsidiaries	845,099
添置	Additions	908,110
出售	Disposals	(71,356)
折舊	Depreciation	(531,043)
於二零零四年六月三十日之賬面淨值	Net book value at 30 June 2004	15,971,284

十. 無形資產 10. Intangible Assets

		購入商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	專利權使用費 Patent royalty 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
成本	Cost						
於二零零四年一月一日	At 1 January 2004	1,748,927	(236,039)	182,799	75,200	21,776	1,792,663
收購附屬公司	Acquisition of subsidiaries	144,239	—	18,800	—	—	163,039
增持一間附屬公司權益	Increase in equity interest in a subsidiary	—	(8,068)	—	—	—	(8,068)
於二零零四年六月三十日	At 30 June 2004	1,893,166	(244,107)	201,599	75,200	21,776	1,947,634
累計攤銷	Accumulated amortisation						
於二零零四年一月一日	At 1 January 2004	191,043	(22,706)	55,844	—	20,221	244,402
期內攤銷／(計入)	Charge/(credit) for the period	50,565	(6,773)	5,255	1,003	173	50,223
於二零零四年六月三十日	At 30 June 2004	241,608	(29,479)	61,099	1,003	20,394	294,625
賬面淨值	Net book values						
於二零零四年六月三十日	At 30 June 2004	1,651,558	(214,628)	140,500	74,197	1,382	1,653,009
於二零零三年十二月三十一日	At 31 December 2003	1,557,884	(213,333)	126,955	75,200	1,555	1,548,261

十. 無形資產(續)

購入商譽乃根據其估計可用年限七至二十年攤銷。負商譽會以直線法,在所購入並可計提折舊之資產之餘下加權平均可用年期,即十五至十九年內調撥為收入。

10. Intangible Assets (continued)

The purchased goodwill is amortised over the estimated useful lives of 7 to 20 years. The negative goodwill is released to income on a straight line basis of 15 to 19 years, the remaining weighted average useful life of the depreciable assets acquired.

十一. 貿易及其他應收款項

應收貿易賬款已包括於貿易及其他應收款項內,應收貿易賬款之賬齡分析如下:

11. Trade and Other Receivables

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

		於二零零四年六月三十日 港幣千元 **At 30 June 2004 HK$'000**	於二零零三年十二月三十一日 港幣千元 At 31 December 2003 HK$'000
0-30天	0–30 days	**1,491,195**	1,421,779
31-60天	31–60 days	**394,481**	218,127
61-90天	61–90 days	**131,951**	76,522
> 90天	> 90 days	**207,295**	231,002
		2,224,922	1,947,430

本集團一般給予客戶以下之信貸期:

甲 貨到付款;及

乙 六十天賒賬

The Group normally trades with its customers under the following credit terms:

a cash upon delivery; and

b open credit within 60 days

十二. 貿易及其他應付款項

應付貿易賬款已包括於貿易及其他應付款項內，應付貿易賬款之賬齡分析如下：

12. Trade and Other Payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

		於二零零四年六月三十日 港幣千元 At 30 June 2004 HK$'000	於二零零三年十二月三十一日 港幣千元 At 31 December 2003 HK$'000
0－30天	0–30 days	**1,997,296**	2,277,059
31－60天	31–60 days	**804,247**	506,369
61－90天	61–90 days	**261,636**	746,429
> 90天	> 90 days	**384,545**	305,302
		3,447,724	3,835,159

十三. 少數股東權益

二零零四年六月三十日之少數股東權益包括有關少數股東墊付予附屬公司之款項港幣680,868,000元（二零零三年十二月三十一日：港幣321,723,000元），該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額（連同繳足股本）之一部份。

13. Minority Interests

At 30 June 2004, included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$680,868,000 (31 December 2003: HK$321,723,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

十四. 收購 14. Acquisition

於期內所收購之附屬公司業務已概述如下：

Acquisition of subsidiaries during the period are summarised as follows:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004 HK$'000**	二零零三年 港幣千元 2003 HK'000
收購附屬公司	Acquisition of subsidiaries		
固定資產	Fixed assets	**845,099**	132,087
無形資產	Intangible assets	**18,800**	—
存貨	Stocks	**76,730**	33,914
貿易及其他應收款項	Trade and other receivables	**36,495**	25,954
貿易及其他應付款項	Trade and other payables	**(144,485)**	(54,707)
短期貸款	Short term loans	**(370,623)**	(40,664)
長期貸款	Long term loans	**(6,490)**	(16,110)
少數股東權益	Minority interests	**(62,213)**	(10,452)
其他資產減負債	Other assets less liabilities	**11,140**	3,995
		404,453	74,017
收購產生之購入商譽	Purchased goodwill arising on acquisition	**144,239**	—
收購產生之負商譽	Negative goodwill arising on acquisition	**—**	(1,130)
		548,692	72,887
減：收購前持有之聯營公司資產淨值	Less: Net assets of an associate held prior to acquisition	**—**	(11,614)
		548,692	61,273
以下列方式支付：	Discharged by :		
現金代價	Cash consideration	**338,464**	51,873
應付賬項	Accounts payable	**210,228**	9,400
		548,692	61,273
收購產生之現金流出淨額	Net cash outflow arising on acquisition		
現金代價	Cash consideration	**338,464**	51,873
收購所得現金及銀行結存	Cash and bank balances acquired	**(11,140)**	(4,283)
		327,324	47,590

十五. 資本承擔　15. Capital Commitments

		於二零零四年六月三十日 港幣千元 At 30 June 2004 HK$'000	於二零零三年十二月三十一日 港幣千元 At 31 December 2003 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitment outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備	Contracted for but not provided for	**461,998**	159,481
已批准但尚未簽約	Authorised but not contracted for	**157,464**	193,379
		619,462	352,860

十六. 關連交易 16. Related Party Transactions

期內，本集團曾與有關連人士訂立以下交易：

During the period, the Group entered into transactions with related parties as follows:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零四年 港幣千元 **2004** **HK$'000**	二零零三年 港幣千元 2003 HK$'000
向母公司集團之附屬公司銷售貨品（附註甲）	Sales of goods to fellow subsidiaries (note a)	**15,532**	106,332
從母公司集團之附屬公司購入貨品（附註甲）	Purchases of goods from fellow subsidiaries (note a)	**352**	1,954
向母公司集團之附屬公司支付營業租約款項及其他費用（附註乙）	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**22,998**	43,776
母公司集團之一間附屬公司提供建築服務（附註乙）	Construction services provided by a fellow subsidiary (note b)	**579**	26,969
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費（附註乙）	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**70,800**	70,800
應收一間控股公司及母公司集團之一間附屬公司之儲存設施管理費用（附註乙）	Storage facility management fees receivable from a holding company and a fellow subsidiary (note b)	**9,996**	9,996
為母公司集團之一間附屬公司提供船塢操作服務（附註乙）	Provision of dockyard operations services to a fellow subsidiary (note b)	**1,707**	—
根據倉儲管理協議及設施管理協議進行之交易	Transactions under godown management agreement and facility management agreement		
— 向一間控股公司及母公司集團之一間附屬公司收取服務費（附註乙）	— Receipts of service fee from a holding company and a fellow subsidiary (note b)	**145,408**	—
— 向一間控股公司及母公司集團之一間附屬公司支付月費（附註乙）	— Payment of monthly fee to a holding company and a fellow subsidiary (note b)	**15,000**	—

十六. 關連交易（續）

附註：

（甲） 此等交易是按當時市價進行。

（乙） 此等交易是依據有關協議內之定價政策進行。

（丙） 期內，本集團亦按象徵性價格，租賃若干由本公司之控股公司擁有之物業。

16. Related Party Transactions (continued)

Notes:

(a) The transactions were carried out with reference to the prevailing market prices.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the period, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

其他資料
Other Information

購股權計劃

於回顧期內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使(「舊計劃」)。

截至二零零四年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零三年年報披露。

以下根據新舊計劃授出，但於二零零四年六月三十日尚未行使的購股權詳情如下：

Share Option Schemes

During the period under review, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

There are no changes in any terms of the New Scheme during the six months ended 30 June 2004. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2003 annual report.

Details of the share options outstanding as at 30 June 2004 which have been granted under the Old Scheme and the New Scheme are as follows:

(甲) 董事
(a) Directors

				購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
董事姓名	Name of directors	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零四年六月三十日尚未行使 Outstanding at 30/6/2004	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
執行董事	Executive Directors										
寧高寧	Ning Gaoning	20/06/2000	7.190	3,300,000	—	—	—	—	3,300,000	9.550	N/A [4]
		07/02/2002	7.170	1,200,000	—	—	—	—	1,200,000	7.100	N/A [4]
宋　林	Song Lin	20/06/2000	7.190	200,000*	—	—	—	—	200,000*	9.550	N/A [4]
		07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	7.100	N/A [4]
		14/01/2004	9.720	—	2,500,000	—	—	—	2,500,000	9.700	N/A [4]
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	—	—	1,186,000	9.050	N/A [4]
		07/02/2002	7.170	1,326,000	—	—	—	—	1,326,000	7.100	N/A [4]
		14/01/2004	9.720	—	2,000,000	—	—	—	2,000,000	9.700	N/A [4]
		02/06/2004	9.550	—	1,500,000	—	—	—	1,500,000	9.400	N/A [4]
喬世波	Qiao Shibo	07/02/2002	7.170	1,800,000	—	—	—	—	1,800,000	7.100	N/A [4]
		14/01/2004	9.720	—	2,000,000	—	—	—	2,000,000	9.700	N/A [4]
閻　飈	Yan Biao	20/06/2000	7.190	3,000,000	—	—	—	—	3,000,000	9.550	N/A [4]
		07/02/2002	7.170	1,000,000	—	—	—	—	1,000,000	7.100	N/A [4]
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.190	1,400,000	—	—	—	—	1,400,000	9.550	N/A [4]
		07/02/2002	7.170	500,000	—	—	—	—	500,000	7.100	N/A [4]
		14/01/2004	9.720	—	216,000	—	—	—	216,000	9.700	N/A [4]
		02/06/2004	9.550	—	850,000	—	—	—	850,000	9.400	N/A [4]
劉百成	Lau Pak Shing	20/06/2000	7.190	1,000,000	—	—	—	—	1,000,000	9.550	N/A [4]
		07/02/2002	7.170	500,000	—	500,000	—	—	—	7.100	10.569
		14/01/2004	9.720	—	500,000	—	—	—	500,000	9.700	N/A [4]
		02/06/2004	9.550	—	1,000,000	—	—	—	1,000,000	9.400	N/A [4]
王　群	Wang Qun	20/06/2000	7.190	400,000	—	—	—	—	400,000	9.550	N/A [4]
		07/02/2002	7.170	400,000	—	—	—	—	400,000	7.100	N/A [4]
鍾　義	Zhong Yi	20/06/2000	7.190	1,500,000	—	1,500,000	—	—	—	9.550	10.588
		02/06/2004	9.550	—	300,000	—	—	—	300,000	9.400	N/A [4]
鄺文謙	Kwong Man Him	07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	7.100	N/A [4]
		14/01/2004	9.720	—	222,000	—	—	—	222,000	9.700	N/A [4]
		02/06/2004	9.550	—	772,000	—	—	—	772,000	9.400	N/A [4]
小計	Sub-total			22,712,000	11,860,000	2,000,000	—	—	32,572,000		

(甲) 董事(續)

(a) Directors (continued)

董事姓名	Name of directors	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	購股權數目[1] Number of share options[1] 於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零四年六月三十日尚未行使 Outstanding at 30/6/2004	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
非執行董事	**Non-Executive Directors**										
蔣 偉	Jiang Wei	08/03/2002	7.500	600,000	–	–	–	–	600,000	7.650	N/A[4]
謝勝喜	Xie Shengxi	08/03/2002	7.500	380,000	–	–	–	–	380,000	7.650	N/A[4]
小計	Sub-total			980,000	–	–	–	–	980,000		
獨立非執行董事	**Independent Non-Executive Directors**										
陳普芬	Chan Po Fun, Peter	02/06/2004	9.550	–	200,000	–	–	–	200,000	9.400	N/A[4]
黃大寧	Houang Tai Ninh	02/06/2004	9.550	–	200,000	–	–	–	200,000	9.400	N/A[4]
李家祥	Li Ka Cheung, Eric	02/06/2004	9.550	–	200,000	–	–	–	200,000	9.400	N/A[4]
小計	Sub-total			–	600,000	–	–	–	600,000		
合計	Total			23,692,000	12,460,000	2,000,000	–	–	34,152,000		

* 根據《證券及期貨條例》第三百四十四條,宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權詳情已於上文(甲)段披露。以下是本公司向本集團僱員(不包括公司董事)及其他參與者授出購股權的概況。

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) 僱員(不包括公司董事)

(i) Employees (other than directors of the Company)

			購股權數目[1] Number of share options[1]					本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零四年六月三十日尚未行使 Outstanding at 30/6/2004	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.190	4,187,000	N/A[3]	664,000	—	—	3,523,000	9.550	10.588
21/11/2000	7.080	4,157,000	N/A[3]	276,000	—	—	3,881,000	9.050	10.344
		8,344,000	N/A[3]	940,000	—	—	7,404,000		
新計劃 New Scheme									
07/02/2002	7.170	13,524,000	—	2,380,000	—	370,000	10,774,000	7.100	10.569
19/04/2002	7.400	11,500,000	—	1,799,000	—	100,000	9,601,000	7.450	10.301
23/05/2002	8.900	300,000	—	114,000	—	—	186,000	8.700	10.792
02/08/2002	8.320	13,368,000	—	2,950,000	—	1,360,000	9,058,000	8.550	10.071
07/11/2002	7.700	1,932,000	—	122,000	—	—	1,810,000	7.650	10.132
24/01/2003	7.250	1,620,000	—	276,000	—	—	1,344,000	7.250	10.264
14/04/2003	6.290	9,014,000	—	234,000	—	400,000	8,380,000	6.250	10.283
01/08/2003	7.100	1,896,000	—	486,000	—	—	1,410,000	7.050	9.800
08/10/2003	8.900	5,000,000	—	48,000	—	702,000	4,250,000	9.100	10.400
02/12/2003	9.000	1,500,000	—	—	—	—	1,500,000	9.150	N/A[4]
14/01/2004	9.720	—	41,870,000	97,000	—	300,000	41,473,000	9.700	10.751
20/04/2004	9.890	—	5,600,000	—	—	—	5,600,000	9.500	N/A[4]
25/05/2004	9.150	—	42,384,000	—	—	—	42,384,000	9.250	N/A[4]
		59,654,000	89,854,000	8,506,000	—	3,232,000	137,770,000		

(ii) 其他參與者 (ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise price HK$	於二零零四年一月一日尚未行使 Outstanding at 1/1/2004	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零四年六月三十日尚未行使 Outstanding at 30/6/2004	本公司股份價格[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
		購股權數目[1] Number of share options[1]						Price of Company's shares[2]	
05/03/2002	7.350	24,078,000	—	2,428,000	—	10,000	21,640,000	7.200	9.975
23/05/2002	8.900	30,000	—	—	—	—	30,000	8.700	N/A[4]
14/04/2003	6.290	620,000	—	—	—	—	620,000	6.250	N/A[4]
		24,728,000	—	2,428,000	—	10,000	22,290,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

   Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. 就已授出購股權所披露之本公司股份價格，為緊接期權各自授出日期前一個交易日，股份在香港聯合交易所有限公司(「聯交所」)所報之收市價。就期內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

   The price of the Company's shares disclosed for options granted is the closing price quoted on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options. The price of the Company's shares disclosed for the options exercised during the period is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   董事認為，評估購股權的價值涉及多方面主觀及不肯定之假設，因此，不宜披露截至二零零四年六月三十日止六個月內授出之購股權的價值。董事相信，基於預測性的假設以評估購股權的價值意義不大，且對股東有所誤導。

   The Directors consider that it is not appropriate to disclose the value of options granted during the six months ended 30 June 2004, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based on speculative assumptions would not be meaningful and would be misleading to shareholders.

3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。

   The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.

4. 由於授出之有關購股權於回顧期間內並無行使，故披露價格規定並不適用。

   As the relevant share options granted have not been exercised during the period under review, no price disclosure is applicable.

5. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。

   All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.

6. 購股權一般為一次全數授出，於授出後即可行使；或分為五批授出，可由授出日期起計四年內行使。

   Share options are generally either fully vested and exercisable immediately after the date of grant or vested in five tranches and exercisable over a period of 4 years from date of grant.

董事之證券權益

於二零零四年六月三十日，本公司董事及最高行政人員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部的股份、有關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第352條規定將會或已經記錄在該條規定須予存置的登記冊內的權益或淡倉,或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下：

Directors' Interests in Securities

As at 30 June 2004, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing of Securities on the Stock Exchange, were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
寧高寧 Ning Gaoning	好倉 Long position	1,630,000	4,500,000	0.29
宋　林 Song Lin	好倉 Long position	200,000[3]	200,000[3]	0.23
	好倉 Long position	—	4,500,000	
陳樹林 Chen Shulin	好倉 Long position	—	6,012,000	0.29
喬世波 Qiao Shibo	好倉 Long position	—	3,800,000	0.18
閻　飈 Yan Biao	好倉 Long position	900,000	4,000,000	0.23
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	2,966,000	0.14
劉百成 Lau Pak Shing	好倉 Long position	200,000	2,500,000	0.13
王　群 Wang Qun	好倉 Long position	40,000	800,000	0.04

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

(a) Interests in issued ordinary shares and underlying shares of the Company (continued)

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
鍾義 Zhong Yi	好倉 Long position	420,000	300,000	0.03
鄺文謙 Kwong Man Him	好倉 Long position	—	2,994,000	0.14
蔣偉 Jiang Wei	好倉 Long position	—	600,000	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	380,000	0.02
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[4]		
黃大寧 Houang Tai Ninh	好倉 Long position	—	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	—	200,000	0.01

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份,該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指本公司股份及相關股份中的好倉總數於二零零四年六月三十日所佔本公司已發行股本總數的百分比。

3. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。

4. 該權益由陳普芬先生擁有88.25%已發行股本之公司持有。

5. 除附註3及4另有所指者外,本報告內披露之權益由各董事以實益擁有人之身份持有。

1. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2004.

3. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.

4. Such interest is held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.

5. Save as otherwise specified under note 3 and 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股股份及購股權計劃所授出可認購股份之期權中擁有權益，該等期權是屬於非上市以實物交收的股本衍生工具：

(i) 根據一間相聯法團 — 華潤置地有限公司(「華潤置地」)已發行普通股及購股權計劃尚未行使期權：

(b) Interest in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 **Name of Directors**	好倉／淡倉 **Long position/ Short position**	股份數目 **Number of shares**	尚未行使購股權數目[1] **Number of share options outstanding[1]**	行使價 港幣元 **Exercise Price HK$**	授出日期[2] **Date of grant[2]**	共佔權益百分比[3] **Aggregate percentage of interest[3] (%)**
寧高寧 Ning Gaoning	好倉 Long position	—	2,500,000	4.592	27/06/1997	0.33
	好倉 Long position	—	2,500,000	0.990	20/07/2000	
閻飈 Yan Biao	好倉 Long position	—	2,300,000	4.592	27/06/1997	0.31
	好倉 Long position	—	2,400,000	0.990	20/07/2000	
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	2,000,000	4.592	27/06/1997	0.22
	好倉 Long position	—	1,300,000	0.990	20/07/2000	
鍾義 Zhong Yi	好倉 Long position	—	2,000,000	0.990	20/07/2000	0.13
蔣偉 Jiang Wei	好倉 Long position	—	720,000	1.590	04/03/2002	0.05
謝勝喜 Xie Shengxi	好倉 Long position	—	460,000	1.590	04/03/2002	0.03

(i) 根據一間相聯法團 — 華潤置地有限公司(「華潤置地」)已發行普通股及購股權計劃尚未行使期權:(續)

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"): (continued)

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。

2. 華潤置地二零零二年三月四日授出的購股權可於自授出之日起計十年期間內行使。除此以外,上述所有其他購股權將於二零零七年五月二十七日屆滿。上述每次授出的代價均為港幣1元。

3. 指好倉所涉及的華潤置地股份及相關股份總數於二零零四年六月三十日佔華潤置地已發行股本總數的百分比。

4. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

2. Except for options granted by CR Land on 4 March 2002 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 30 June 2004.

4. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(ii) 根據一間相聯法團 — 華潤勵致有限公司(「華潤勵致」)已發行普通股及購股權計劃尚未行使期權:

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logics Limited ("CR Logic"):

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
寧高寧 Ning Gaoning	好倉 Long position	—	2,000,000 1,000,000	0.570 0.479	02/10/2002[3] 09/04/2003[3]	0.11
宋　林 Song Lin	好倉 Long position	3,600,000	6,900,000 2,000,000	0.590 0.906	21/09/2000[3] 13/01/2004[3]	0.47
閻　飈 Yan Biao	好倉 Long position	—	6,000,000	0.790	04/12/2001[3]	0.23
蔣　偉 Jiang Wei	好倉 Long position	—	720,000	0.820	09/04/2002[4]	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	450,000	0.820	09/04/2002[4]	0.02

(ii) 根據一間相聯法團 — 華潤勵致有限公司(「華潤勵致」)已發行普通股及購股權計劃尚未行使期權：(續)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logics Limited ("CR Logic"): (continued)

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.

2. 指好倉所涉及的華潤勵致股份及相關股份總數於二零零四年六月三十日佔華潤勵致已發行股本總數的百分比。

2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 30 June 2004.

3. 購股權可於授出有關購股權日期起計十年期間內行使。

3. Options are exercisable within a period of 10 years from the date of grant of the relevant options.

4. 該購股權或全部隨即賦予並由二零零二年四月九日起至二零一二年四月八日止期間行使，或分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日起至二零一二年四月八日止期間行使。上述每次授出的代價為港幣1元。

4. Options are either vested immediately and exercisable from 9 April 2002 to 8 April 2012 or vested in 4 tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for each of the grants mentioned above is HK$1.00.

5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

(iii) 根據一間相聯法團 — 華潤水泥控股有限公司(「華潤水泥」)已發行普通股及購股權計劃尚未行使期權：

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
寧高寧 Ning Gaoning	好倉 Long position	163,000	—	—	—	0.04
喬世波 Qiao Shibo	好倉 Long position	—	3,000,000	2.325	05/12/2003	0.83
閻 飈 Yan Biao	好倉 Long position	90,000	—	—	—	0.02

(iii) 根據一間相聯法團 — 華潤水泥控股有限公司(「華潤水泥」)已發行普通股及購股權計劃尚未行使期權:(續)

(iii) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Cement Holdings Limited ("CR Cement"): (continued)

董事姓名 Name of Directors	好倉/淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
姜智宏 Keung Chi Wang, Ralph	好倉 Long position	—	800,000	2.325	05/12/2003	0.22
王　群 Wang Qun	好倉 Long position	4,000	—	—	—	0.01
鄺文謙 Kwong Man Him	好倉 Long position	—	300,000	2.325	05/12/2003	0.08
陳普芬 Chan Po Fun, Peter	好倉 Long position	50,600[4]	—	—	—	0.01

1. 購股權數目指購股權所涉及的華潤水泥相關股份總數。

2. 購股權分五期授出,每期百分之二十,可由授出日期首個週年起計,於授出日期每一週年授出,全部購股權將於二零一三年十二月四日屆滿。上述每次授出的代價為港幣1元。

3. 指好倉所涉及的華潤水泥股份及相關股份總數於二零零四年六月三十日佔華潤水泥已發行股本總數的百分比。

4. 就該等50,600股股份當中,17,000股股份由陳普芬先生擁有88.25%已發行股本之公司持有。

5. 除附註4另有所指者外,上文披露之所有其他權益由各董事以實益擁有人身份持有。

1. The number of share options refers to the number of underlying shares of CR Cement covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 4 December 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Cement to the total issued share capital of CR Cement as at 30 June 2004.

4. Out of these 50,600 shares, 17,000 shares are held by a company of which Mr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.

5. Save as otherwise specified in note 4, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

(iv) 根據一間相聯法團 — 華潤電力控股有限公司(「華潤電力」)已發行普通股及購股權計劃尚未行使期權：

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價港幣元 Exercise Price HK$	授出日期[2] Date of grant[2]	共佔權益百分比[3] Aggregate percentage of interest[3] (%)
寧高寧 Ning Gaoning	好倉 Long position	—	1,000,000	2.8	12/11/2003	0.03
宋 林 Song Lin	好倉 Long position	—	2,000,000	2.8	12/11/2003	0.05
陳樹林 Chen Shulin	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
喬世波 Qiao Shibo	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
		—	30,000[4]	2.8	12/11/2003	
閻 飈 Yan Biao	好倉 Long position	—	600,000	2.8	12/11/2003	0.02
劉百成 Lau Pak Shing	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
王 群 Wang Qun	好倉 Long position	—	500,000	2.8	12/11/2003	0.01
蔣 偉 Jiang Wei	好倉 Long position	—	1,000,000	2.8	12/11/2003	0.03
謝勝喜 Xie Shengxi	好倉 Long position	—	400,000	2.8	12/11/2003	0.01

(iv) 根據一間相聯法團 — 華潤電力控股有限公司(「華潤電力」)已發行普通股及購股權計劃尚未行使期權:(續)

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。
2. 期權分五期授出,每期百分之二十,可由授出日期首個週年起計,於授出日期每一週年授出,全部期權將於二零一三年十月五日屆滿。上述每次授出的代價為港幣1元。
3. 指好倉所涉及的華潤電力股份及相關股份總數於二零零四年六月三十日佔華潤電力已發行股本總數的百分比。
4. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。
5. 除附註4另有所指者外,本報告內披露之權益由各董事以實益擁有人之身份持有。

(iv) Interests in issued ordinary shares and options outstanding under the share option scheme of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"): (continued)

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.
2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant and all options expire on 5 October 2013. Consideration for each of the grants mentioned above is HK$1.00.
3. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 30 June 2004.
4. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.
5. *Save as otherwise specified in note 4, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.*

擁有須具報權益的股東

於二零零四年六月三十日,除上文所披露的權益及淡倉外,以下人士於本公司的股份及有關股份中擁有須根據<證券及期貨條例>第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉:

Shareholders with notifiable interests

As at 30 June 2004, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司(「華潤總公司」)	China Resources National Corporation ("CRNC")	1,165,821,822	55.42
華潤股份有限公司(附註1)	China Resources Co., Limited (Note 1)	1,165,821,822	55.42
CRC Bluesky Limited(附註1)	CRC Bluesky Limited (Note 1)	1,165,821,822	55.42
華潤(集團)有限公司(「華潤集團」)(附註1)	China Resources (Holdings) Company Limited ("CRH") (Note 1)	1,165,821,822	55.42
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	169,218,567	8.04
J.P. Morgan Chase & Co. (附註3)	J.P. Morgan Chase & Co. (Note 3)	126,676,171	6.00

擁有須具報權益的股東（續）

附註：

1. 華潤集團為 CRC Bluesky Limited 的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據證券及期貨條例第XV部第2及第3分部規定向本公司披露的資料顯示，該等股份由澳洲聯邦銀行直接或間接擁有100%控制權之法團持有。

3. 根據證券及期貨條例例XV部第2及第3分部規定向本公司披露的資料顯示，該等股份由 J.P. Morgan Chase & Co. 及其受控法團（附註4）持有如下：

身份	股份數目
實益擁有人	8,072,640
投資經理	66,718,000
認可放款代理	51,885,531

4. 根據證券及期貨條例第XV部第2及第3分部向本公司披露的資料顯示，除下列由 J.P. Morgan Chase & Co. 以下述方式持有的法團外，所有該等法團均由 J.P. Morgan Chase & Co. 直接或間接擁有100%控制權。

法團名稱	J.P. Morgan Chase & Co. 直接或間接持有權益百分比
Robert Fleming Asset Management Ltd.	95.96%
Robert Fleming Holdings Ltd.	96%
JF Asset Management Limited	99.99%
J.P Morgan Securities Ltd.	90%

Shareholders with notifiable interests (continued)

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective following capacity:

Capacity	No. of shares
Beneficial owner	8,072,640
Investment manager	66,718,000
Approved lending agent	51,885,531

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporations which were held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.:

Name of corporation	Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
Robert Fleming Asset Management Ltd.	95.96%
Robert Fleming Holdings Ltd.	96%
JF Asset Management Limited	99.99%
J.P. Morgan Securities Ltd.	90%

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份（不論直接或間接透過其附屬公司間接持有有關權益）。於二零零四年六月三十日，該等須於四年內悉數償還之備用額總額為港幣3,000,000,000元，已經動用港幣1,800,000,000元。

Specific Performance Obligations on Controlling Shareholder

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 30 June 2004, the amount of such facility was HK$3,000 million and HK$1,800 million was drawn down. Such facility is wholly repayable within four years.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零四年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

Purchases, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2004.

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，董事概無獲悉任何資料可合理顯示本公司現時並無，或於截至二零零四年六月三十日止六個月內並無遵守聯交所證券上市規則附錄十四所載之最佳應用守則。

Code of Best Practice

With the exception that non-executive directors have no set term of office but retire from office on a rotational basis, none of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, during the six months ended 30 June 2004 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

封面主題

華潤標誌由多個「人」字組合而成，封面將「人」字抽象化為一間間房子，象徵華潤與你攜手，活出更美好的生活。同時，亦反映本集團對股東、員工及顧客持之以恆的承諾，竭力為他們創造充滿姿采、*美味*、*歡欣及品味*的生活。「人」字亦呈向上的箭號狀，寓示本集團的業務蒸蒸日上，並將以堅定不移的信心，穩步向前，邁向更美好的前景。

COVER THEME

The Chinese character for 'people' (similar to an inverted 'V' or「人」), a core graphic in our corporate logo, has been reshaped to resemble a 'house' to suggest a 'Better Life Together' under the roof of China Resources. It reflects the Group's ongoing commitment to our shareholders, employees and customers in bringing home *variety, flavours, joy and glamour* for a better life. The「人」character also represents arrows pointing upwards, symbolizing our full confidence in steady growth towards a brighter future.

Design: The Design Associates Ltd. www.tda.com.hk Printed: Roman Financial Press Limited

香港灣仔港灣道二十六號
華潤大廈三十九樓
電　　話 : 852-2827-1028
傳　　真 : 852-2598-8453
網　　址 : www.cre.com.hk
電　　郵 : info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk